June 7, 2012

VIA EDGAR—FORM DEL AM

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Integrity Managed Portfolios
Registration Statement on Form N-14 (File No. 333-181306)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the "Securities Act"), as amended, on behalf of Integrity Managed Portfolios (the "Registrant"), we hereby file a delaying amendment with respect to the Registrant's Registration Statement on Form N-14 (the "Registration Statement") (File No. 333-181306) relating to the reorganization of Kansas Insured Intermediate Fund with and into Kansas Municipal Fund, both series of the Registrant. The Registration Statement was filed with the Securities and Exchange Commission on May 10, 2012.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Minot and the State of North Dakota, on the 7th day of June, 2012.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Suzanne Russell at 312-845-3446.

Very Truly Yours,

/s/ Shannon D. Radke
Shannon D. Radke
President
Integrity Managed Portfolios